ANIMAS RESOURCES LTD.                              TSX-V: ANI

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#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

January 26, 2010

Animas Resources Ltd. (TSX VENTURE:ANI - News) announces that Mr. Bryan Morris has resigned from the Board of Directors of the Company.

Mr. Morris has been a valuable contributor to the Company since its inception and the shareholders have benefited from his insights and experience, especially in the finance and accounting areas.

Until his retirement in August 2003, Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business. Prior to that appointment he had been Vice President, Finance and Director of Cominco Resources International Ltd., the listed international exploration arm of Cominco Ltd.

The Board of Directors currently consists of Gregory E. McKelvey, Mark T. Brown, Donald E. Ranta, and Hugh Miller. The Board is considering replacing the vacancy left by Mr. Morris' resignation and will announce a new addition after a search committee has assessed candidates with precious metals and mining experience.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

You may register to receive future news releases at www.animasresources.com.

Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at http://www.sedar.com/). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Gregory E. McKelvey

Animas Resources Ltd.

President & Director

604-687-6197

604-688-3392 (FAX)

http://www.animasresources.com/